UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Symbotic Inc.
(Name of Issuer)

Class A Common Stock
(Title of Class of Securities)

87151X101
(CUSIP Number)

SB Global Advisers Limited
Attn: Stephen Lam
69 Grosvenor St
Mayfair, London W1K 3JP
+44 0207 629 0431
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 23, 2023
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87151X101	13D	Page 1 of 17 pages
1	NAMES OF REPORTING PERSONS
SVF II SPAC Investment 3 (DE) LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
20,000,000

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
20,000,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
20,000,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
32.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 87151X101	13D	Page 2 of 17 pages
1	NAMES OF REPORTING PERSONS
SVF II Holdings (DE) LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
20,000,000

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
20,000,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
20,000,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
32.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 87151X101	13D	Page 3 of 17 pages
1	NAMES OF REPORTING PERSONS
SVF II Aggregator (Jersey) L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Jersey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
20,000,000

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
20,000,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
20,000,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
32.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 87151X101	13D	Page 4 of 17 pages
1	NAMES OF REPORTING PERSONS
SoftBank Vision Fund II-2 L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Jersey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
20,000,000

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
20,000,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
20,000,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
32.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 87151X101	13D	Page 5 of 17 pages
1	NAMES OF REPORTING PERSONS
SB Global Advisers Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
England and Wales

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
20,000,000

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
20,000,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
20,000,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
32.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

CUSIP No. 87151X101	13D	Page 6 of 17 pages
1	NAMES OF REPORTING PERSONS
SB Northstar LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,000,000

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,000,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,000,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 87151X101	13D	Page 7 of 17 pages
1	NAMES OF REPORTING PERSONS
SB Northstar GP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,000,000

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,000,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,000,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 87151X101	13D	Page 8 of 17 pages
1	NAMES OF REPORTING PERSONS
SVF II Strategic Investments AIV LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
17,825,312

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
17,825,312

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
17,825,312

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
29.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 87151X101	13D	Page 9 of 17 pages
1	NAMES OF REPORTING PERSONS
Sunlight Investment Corp.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

CUSIP No. 87151X101	13D	Page 10 of 17 pages
1	NAMES OF REPORTING PERSONS
SoftBank Group Corp.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Japan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
39,825,312

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
39,825,312

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
39,825,312

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
64.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

CUSIP No. 87151X101	13D	Page 11 of 17 pages
EXPLANATORY NOTE

This Amendment No. 2 (this “Schedule 13D Amendment”) amends and supplements the Schedule 13D originally filed with the United States Securities and Exchange Commission (the “SEC”) on June 17, 2022, as amended by Amendment No. 1 filed with the SEC on April 11, 2023 (as amended by this Schedule 13D Amendment, the “Schedule 13D”) is being filed on behalf of SVF II SPAC Investment 3 (DE) LLC, SVF II Holdings (DE) LLC, SVF II Aggregator (Jersey) L.P., SoftBank Vision Fund II-2 L.P., SB Global Advisers Limited (“SBGA”), SB Northstar LP, SB Northstar GP, SVF II Strategic Investments AIV LLC (“SSI AIV”), Sunlight Investment Corp. and SoftBank Group Corp. (“SoftBank” and together with SVF II SPAC Investment 3 (DE) LLC, SVF II Holdings (DE) LLC, SVF II Aggregator (Jersey) L.P., SoftBank Vision Fund II-2 L.P., SBGA, SB Northstar LP, SB Northstar GP, SSI AIV and Sunlight Investment Corp., the “Reporting Persons”), with respect to the shares of Class A common stock, par value $0.0001 per share (the “Class A Common Stock”), of Symbotic Inc., a Delaware corporation (the “Issuer”).

The Reporting Persons are filing this Amendment No. 2 in connection with the execution of the Framework Agreement, the JV Agreement, the MSLEA, the Stock Purchase Agreement, and the Warrant (each as defined below) (collectively, the “Transaction Documents”) and the related transactions described in Item 4 below.

Other than as set forth below, all Items in the Schedule 13D are materially unchanged. Capitalized terms used in this Schedule 13D Amendment which are not defined herein have the meanings given to them in the Schedule 13D.

Item 2.	Identity and Background

Item 2 of the Schedule 13D is hereby amended such that all references to Schedule A contained within the Schedule 13D shall refer to Schedule A included with this Schedule 13D Amendment.

Item 2 of the Schedule 13D is amended and supplemented to include the following:

(a)-(f) Each of SSI AIV and Sunlight Investment Corp. is organized under the laws of Delaware. The business address of each of SSI AIV and Sunlight Investment Corp. is 300 El Camino Real, Menlo Park, CA 94025. Stephen Lam is the President and a director of Sunlight Investment Corp. Jared Roscoe is the Vice President and Treasurer and a director of Sunlight Investment Corp. Hugh Manahan is the Secretary and a director of Sunlight Investment Corp.  Messrs. Lam, Roscoe and Manahan are each a citizen of the United States. During the five years prior to the date of this Schedule 13D Amendment, none of Sunlight Investment Corp. and, to the knowledge of Sunlight Investment Corp., Messrs. Lam, Roscoe and Manahan (i) have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) were a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and supplemented to include the following:

The descriptions of the Transaction Documents set forth in Item 4 of this Schedule 13D Amendment are incorporated herein by reference. It is anticipated that funding for the cash consideration amounts pursuant to the Transaction Documents will be obtained through the Reporting Persons’ existing resources, including cash on hand.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented to include the following:

Framework Agreement

CUSIP No. 87151X101	13D	Page 12 of 17 pages
On July 23, 2023, the Issuer, Symbotic Holdings LLC (“Symbotic Holdings”), Symbotic LLC (“Symbotic LLC” and, together with the Issuer and Symbotic Holdings, the “Symbotic Group”), Sunlight Investment Corp., SSI AIV and GreenBox Systems LLC (“GreenBox”) entered into a Framework Agreement (the “Framework Agreement”) related to the formation of GreenBox as a strategic joint venture between the Symbotic Group and Sunlight Investment Corp. and SSI AIV and the entry into the JV Agreement and the MSLEA and the issuance of the Warrant, each as described below.

PIPE Transaction. The Framework Agreement provides that if any Follow-On Offering (as defined in the Framework Agreement) of the Issuer occurs prior to December 31, 2023, then, contemporaneously with such Follow-On Offering, SSI AIV and Sunlight Investment Corp. (or one of their affiliates) will subscribe for $100,000,000 in Class A Common Stock or such greater amount agreed upon by the Issuer and SSI AIV and Sunlight Investment Corp. (or one of their affiliates) no later than one business day prior to the date on which the offering price of such Follow-On Offering is determined (such Class A Common Stock, the “PIPE Shares”) in a “private investment in public equity” transaction (the “PIPE Transaction”) at a price per PIPE Share equal to the offering price per share of the Class A Common Stock (before underwriting discounts, placement agent fees or other expenses) in such Follow‑On Offering, except that, if the Issuer, upon the advice of the lead underwriter for such Follow-On Offering, reasonably anticipates receiving more than $500,000,000 of gross proceeds from such Follow-On Offering on the business day prior to the date on which the offering price of such Follow-On Offering is determined, the Issuer may require SSI AIV, Sunlight Investment Corp. and their affiliates to subscribe for a lesser amount than $100,000,000 in the PIPE Transaction, which such lesser amount will be determined by the Issuer based on the advice of the Issuer’s lead underwriter (acting reasonably) on the business day prior to the date on which the offering price of such Follow-On Offering is determined.

Standstill. The Framework Agreement also subjects SSI AIV, Sunlight Investment Corp. and their controlled affiliates, on the terms and subject to the conditions set forth in the Framework Agreement, to a standstill agreement for a period commencing on the date of the Framework Agreement until the earlier of (i) the fourth anniversary of the execution and delivery of the Framework Agreement and (ii) the date on which SSI AIV, Sunlight Investment Corp. and their affiliates collectively own less than 5% of the fully diluted equity interests of the Issuer.

Board Observer. In the event that the Issuer’s board does not include at least one full-time employee of SSI AIV, Sunlight Investment Corp. or their affiliates, the Framework Agreement requires the Issuer to invite a representative designated by SSI AIV and Sunlight Investment Corp to attend all meetings of its board in a nonvoting observer capacity. The Issuer must give such representative copies of all notices, minutes, consents, and other materials that it provides to its directors at the same time and in the same manner as provided to such directors.

GreenBox and the JV Agreement

GreenBox was established on July 21, 2023, and will build and automate supply chain networks globally by operating and financing the Issuer’s advanced A.I. and automation technology for the warehouse.  Symbotic Holdings and Sunlight Investment Corp. own 35% and 65% of GreenBox. respectively.

In connection with the Framework Agreement, on July 23, 2023, Symbotic Holdings, Sunlight Investment Corp. and GreenBox entered into the Limited Liability Company Agreement of GreenBox (the “JV Agreement”) to set forth their interests, rights and obligations relating to GreenBox, the management and operation of GreenBox and the economic arrangement among the parties relating to GreenBox. On the terms and subject to the conditions set forth in the JV Agreement, the board of managers for GreenBox will be composed of three managers, one designated by Sunlight Investment Corp., one designated by Symbotic Holdings and one independent manager designated by the unanimous consent of Sunlight Investment Corp. and Symbotic Holdings to the extent each such member remains a Major Investor (as defined in the JV Agreement), who will initially be appointed as promptly as practicable following the formation of GreenBox.

Symbotic Holdings and Sunlight Investment Corp. have capital commitments of approximately $1.7 billion and $3.2 billion, respectively, to fund GreenBox.  Sunlight Investment Corp’s commitment is supported by an equity commitment letter from SSI AIV.

CUSIP No. 87151X101	13D	Page 13 of 17 pages
MSLEA

In connection with the Framework Agreement, on July 23, 2023, GreenBox and Symbotic LLC entered into a Master Services, License and Equipment Agreement (the “MSLEA”), which sets forth the terms, conditions, rights and obligations governing the design, installation, implementation and operation of the Issuer’s systems by the Issuer for GreenBox.

On the terms and subject to the conditions set forth therein, the MSLEA provides for a commitment from GreenBox to expend at least $7.5 billion in the aggregate to purchase the Issuer’s systems over a six-year period pursuant to an agreed-upon timeline with implementation of the Issuer’s systems to begin in fiscal year 2024. For each of the Issuer’s systems, GreenBox will pay the Issuer (i) the cost of implementation, including the cost of material and labor, plus a specified net profit amount; (ii) for software maintenance and support; and (iii) for spare parts and other miscellaneous expenses.

The initial term of the MSLEA expires on July 23, 2027, subject to a two-year extension by GreenBox if, at the end of the initial term, Project SOWs (as defined in the MSLEA) have not been executed with respect to the Issuer’s systems with an aggregate purchase price of GreenBox’s purchase commitment.  At any time, either party may terminate the MSLEA in the event of insolvency of the other party or a material breach of the other party that has not been cured.

In the event the Issuer, through its ordinary course succession planning efforts, does not have a named successor to Richard B. Cohen as Chief Executive Officer of the Issuer at such time Mr. Cohen is no longer employed by the Issuer, GreenBox may elect to reduce its then-outstanding Purchase Commitment (as defined in the MSLEA) by 50%.

Stock Purchase Agreement

In connection with the Framework Agreement, on July 23, 2023, The RBC Millennium Trust, the Richard B. Cohen Revocable Trust (together with The RBC Millennium Trust, the "RC Entities") and SSI AIV entered into a Stock Purchase Agreement (the “Stock Purchase Agreement”), pursuant to which the RC Entities sold 17,825,312 shares of Class A Common Stock of the Issuer to SSI AIV for an aggregate purchase price of $500 million.

Pursuant to the Stock Purchase Agreement, subject to certain limited exceptions set forth in the Stock Purchase Agreement, the RC Entities agreed not to, and agreed to direct each other member of the Cohen Group (as defined in the Stock Purchase Agreement) not to, transfer any Lock-Up Shares (as defined below) for a period of six months following the closing of the Stock Purchase Agreement. “Cohen Group” includes Richard B. Cohen, his immediate family, trusts for the benefit of Richard B. Cohen or his immediate family and certain other entities specified in the Stock Purchase Agreement. “Lock-Up Shares” means (i) Common Units of Symbotic Holdings, Class A Common Stock, Class V-1 Common Stock, par value $0.0001 per share (“Class V-1 Common Stock”), of the Issuer and Class V-3 Common Stock, par value $0.0001 per share (together with Class A Common Stock and Class V-1 Common Stock, “Symbotic Common Stock”), of the Issuer held by the applicable person as of the closing of the Stock Purchase Agreement and (ii) Symbotic Common Stock received pursuant to a direct exchange or redemption of Common Units of Symbotic Holdings held by such person as of the closing of the Stock Purchase Agreement.

Pursuant to the Stock Purchase Agreement, SSI AIV agreed to certain transfer restrictions related to future transferees.

Warrant

In connection with the Framework Agreement, on July 23, 2023, the Issuer issued a Warrant to Purchase Class A Common Stock (the “Warrant”) to Sunlight Investment Corp. Pursuant to the Warrant, Sunlight Investment Corp. is entitled to purchase 11,434,360 shares of Class A Common Stock (subject to dilution and customary adjustments) upon satisfaction of certain vesting conditions, at $41.9719 per share.

CUSIP No. 87151X101	13D	Page 14 of 17 pages
The foregoing descriptions of the Transaction Documents do not purport to be complete and are subject to, and qualified in their entirety by, the full text of the Transaction Documents which are filed as Exhibits 2, 3, 4, 5, and 6 to this Schedule 13D and are incorporated by reference herein.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is amended and restated in its entirety as follows:

The information set forth in Item 6 of the Schedule 13D is hereby incorporated by reference.

(a) – (b)

The following sets forth, as of the date of this Schedule 13D, the aggregate number of shares of Class A Common Stock and percentage of Class A Common Stock beneficially owned by each of the Reporting Persons, as well as the number of shares of Class A Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition of, or shared power to dispose or to direct the disposition of, as of the date hereof, based on 61,446,512 shares of Class A Common Stock outstanding as of May 3, 2023, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on May 5, 2023:

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
SVF II SPAC Investment 3 (DE) LLC	20,000,000	32.5%	0	20,000,000	0	20,000,000
SVF II Holdings (DE) LLC	20,000,000	32.5%	0	20,000,000	0	20,000,000
SVF II Aggregator (Jersey) L.P.	20,000,000	32.5%	0	20,000,000	0	20,000,000
SoftBank Vision Fund II-2 L.P.	20,000,000	32.5%	0	20,000,000	0	20,000,000
SB Global Advisers Limited	20,000,000	32.5%	0	20,000,000	0	20,000,000
SB Northstar LP	2,000,000	3.3%	0	2,000,000	0	2,000,000
SB Northstar GP	2,000,000	3.3%	0	2,000,000	0	2,000,000
SVF II Strategic Investments AIV LLC	17,825,312	29.0%	0	17,825,312	0	17,825,312
Sunlight Investment Corp.	0	0%	0	0	0	0
SoftBank Group Corp.	39,825,312	64.8%	0	39,825,312	0	39,825,312

SVF II SPAC Investment 3 (DE) LLC is the record holder of 20,000,000 shares of Class A Common Stock. SB Northstar LP is the record holder of 2,000,000 shares of Class A Common Stock. SSI AIV is the record holder of 17,825,312 shares of Class A Common Stock.

SoftBank, which is a publicly traded company listed on the Tokyo Stock Exchange, is the sole shareholder of SBGA, which has been appointed as manager and is exclusively responsible for making final decisions related to the acquisition, structuring, financing and disposal of SoftBank Vision Fund II-2 L.P.’s investments, including as held by SVF II SPAC Investment 3 (DE) LLC. SoftBank Vision Fund II-2 L.P. is the sole limited partner of SVF II Aggregator (Jersey) L.P., which is the sole member of SVF II Holdings (DE) LLC, which is the sole member of SVF II SPAC Investment 3 (DE) LLC. SoftBank is the parent company of SB Northstar GP, which is the general partner of SB Northstar LP. SoftBank is the parent company of SSI AIV, which is the sole stockholder of Sunlight Investment Corp. As a result of these relationships, each of the foregoing entities may be deemed to share beneficial ownership of the securities reported herein.

(c) Except as otherwise disclosed herein, during the past 60 days, none of the Reporting Persons nor the persons listed in Appendix A has effected any transactions in the Class A Common Stock.

(d) None.

CUSIP No. 87151X101	13D	Page 15 of 17 pages
(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended by incorporating by reference the description of the Transaction Documents and the other matters set forth in Item 4 above.

Item 7.	Materials to be Filed as Exhibits.

Item 7 of the Schedule 13D is amended and supplemented as follows:

Exhibit Number	Description

2
Framework Agreement, by and among Symbotic Inc., Symbotic Holdings LLC, Symbotic LLC, Sunlight Investment Corp., SVF II Strategic Investments AIV LLC and Greenbox Systems LLC, dated as of July 23, 2023 (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on July 24, 2023).

3
Limited Liability Company Agreement of GreenBox Systems LLC, by and among GreenBox Systems LLC, Symbotic Holdings LLC and Sunlight Investment Corp., dated as of July 23, 2023 (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed with the SEC on July 24, 2023).

4
Master Services, License and Equipment Agreement, by and between GreenBox Systems LLC and Symbotic LLC, dated as of July 23, 2023 (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed with the SEC on July 24, 2023).

5	Stock Purchase Agreement, dated as of July 23, 2023, by and among The RBC Millennium Trust, the Richard B. Cohen Revocable Trust and SVF II Strategic Investments AIV LLC.

6
Warrant to Purchase Class A Common Stock, between Symbotic Inc. and Sunlight Investment Corp., dated as of July 23, 2023 (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on July 24, 2023).

7	Joint Filing Agreement.

CUSIP No. 87151X101	13D	Page 16 of 17 pages
SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 25, 2023

SVF II SPAC Investment 3 (DE) LLC

	By:	/s/ Jonathan Duckles
	Name:	Jonathan Duckles
	Title:	Director

SVF II Holdings (DE) LLC

	By:	/s/ Jonathan Duckles
	Name:	Jonathan Duckles
	Title:	Director

SVF II Aggregator (Jersey) L.P.
By: SB Global Advisers Limited, its Manager

	By:	/s/ Alex Clavel
	Name:	Alex Clavel
	Title:	Director

SoftBank Vision Fund II-2 L.P.
By: SB Global Advisers Limited, its Manager

	By:	/s/ Alex Clavel
	Name:	Alex Clavel
	Title:	Director

SB Global Advisers Limited

	By:	/s/ Alex Clavel
	Name:	Alex Clavel
	Title:	Director

SB Northstar LP
By: SB Northstar GP, its General Partner

	By:	/s/ Stephen Lam
	Name:	Stephen Lam
	Title:	Director

SB Northstar GP

	By:	/s/ Stephen Lam
	Name:	Stephen Lam
	Title:	Director

CUSIP No. 87151X101	13D	Page 17 of 17 pages
SVF II Strategic Investments AIV LLC

By:	/s/ Stephen Lam
Name:	Stephen Lam
Title:	Director

Sunlight Investment Corp.

By:	/s/ Stephen Lam
Name:	Stephen Lam
Title:	Director

SoftBank Group Corp.

By:	/s/ Yuko Yamamoto
Name:	Yuko Yamamoto
Title:	Head of Corporate Legal Department

Schedule A

Set forth below is a list of each executive officer and director of SB Global Advisers Limited and SoftBank Group Corp., including the name, citizenship, business address and present principal occupation or employment (and the name and address of any corporation or organization in which such employment is conducted) of each individual.

SB GLOBAL ADVISERS LIMITED

Name and Citizenship	Present Principal Occupation (principal business of employer)	Business Address
Alex Clavel, a citizen of the United States	Board Director and Executive Committee member of SB Global Advisers Limited and Board Director and Management Committee member of SB Investment Advisers (UK) Limited	69 Grosvenor Street, London, United Kingdom W1K 3JP

Yoshimitsu Goto, a citizen of Japan	Board Director of SB Global Advisers Limited and Board Director, Corporate Officer, Senior Vice President, CFO, CISO & CSusO of SoftBank Group Corp.	69 Grosvenor Street, London, United Kingdom W1K 3JP SoftBank Group Corp. 1-7-1 Kaigan, Minato-ku, Tokyo 105-7537 Japan

Navneet Govil, a citizen of the United States	Board Director and Executive Committee Member of SB Global Advisers Limited, Board Director of SB Global Advisers (US) Inc., and CFO of the SoftBank Investment Advisers Group	69 Grosvenor Street, London, United Kingdom W1K 3JP 300 El Camino Real, Menlo Park, CA 94025, United States

Timothy A. Mackey, a citizen of New Zealand	Board Director of SB Global Advisers Limited and Corporate Officer, CLO & GCO of SoftBank Group Corp.	69 Grosvenor Street, London, United Kingdom W1K 3JP SoftBank Group Corp. 1-7-1 Kaigan, Minato-ku, Tokyo 105-7537 Japan

Gyu Hak Moon, a citizen of South Korea	Board Director and Executive Committee member of SB Global Advisers Limited	69 Grosvenor Street, London, United Kingdom W1K 3JP

18

SOFTBANK GROUP CORP.

Name and Citizenship	Present Principal Occupation (principal business of employer)	Business Address
Masayoshi Son*, a citizen of Japan	Representative Director, Corporate Officer, Chairman & CEO of SoftBank Group Corp.	SoftBank Group Corp. 1-7-1 Kaigan, Minato-ku, Tokyo 105-7537 Japan

Yoshimitsu Goto*, a citizen of Japan	Board Director, Corporate Officer, Senior Vice President, CFO, CISO & CSusO of SoftBank Group Corp.	SoftBank Group Corp. 1-7-1 Kaigan, Minato-ku, Tokyo 105-7537 Japan

Ken Miyauchi*, a citizen of Japan	Board Director of SoftBank Group Corp.; Director & Chairman, SoftBank Corp.	SoftBank Group Corp. 1-7-1 Kaigan, Minato-ku, Tokyo 105-7537 Japan
Rene Haas*, a citizen of the United States of America	Board Director of SoftBank Group Corp.; Chief Executive Officer & Director of Arm Limited	SoftBank Group Corp. 1-7-1 Kaigan, Minato-ku, Tokyo 105-7537 Japan 110 Fulbourn Road Cambridge CB1 9NJ United Kingdom

Keiko Erikawa*, a citizen of Japan
External Board Director, Independent Officer of SoftBank Group Corp.; Chairman Emeritus (Director), KOEI TECMO GAMES CO., LTD; Board Director, KOEI TECMO EUROPE LIMITED; Chairman (Representative Director), KOEI TECMO HOLDINGS CO., LTD.; Director, Foundation for the Fusion Of Science and Technology
SoftBank Group Corp. 1-7-1 Kaigan, Minato-ku, Tokyo 105-7537 Japan

David Chao*, a citizen of Japan	External Board Director, Independent Officer of SoftBank Group Corp.; Co-Founder and General Partner, DCM Ventures	SoftBank Group Corp. 1-7-1 Kaigan, Minato-ku, Tokyo 105-7537 Japan

19

Masami Iijima*, a citizen of Japan
External Board Director, Independent Officer of SoftBank Group Corp.; Director, Ricoh Company, Ltd.; Director, Isetan Mitsukoshi Holdings Ltd.; Counsellor, Bank of Japan; Counselor, MITSUI & CO., LTD.; Director, Takeda Pharmaceutical Company Limited
SoftBank Group Corp. 1-7-1 Kaigan, Minato-ku, Tokyo 105-7537 Japan MITSUI & CO., LTD. 2-1, Otemachi 1-chome, Chiyoda-ku, Tokyo 100-8631 Japan

Yutaka Matsuo*, a citizen of Japan	External Board Director, Independent Officer of SoftBank Group Corp. and Professor, Graduate School of Engineering at the University of Tokyo	SoftBank Group Corp. 1-7-1 Kaigan, Minato-ku, Tokyo 105-7537 Japan

Kenneth A. Siegel*, a citizen of the United States of America	External Board Director of SoftBank Group Corp.; Board Director, Member of Executive Committee, Morrison & Foerster LLP	SoftBank Group Corp. 1-7-1 Kaigan, Minato-ku, Tokyo 105-7537 Japan Shin-Marunouchi Building, 29th Floor 5-1, Marunouchi 1-Chome Chiyoda-ku, Tokyo, Japan 100-6529

Soichiro Uno**, a citizen of Japan	External Audit & Supervisory Board Member of SoftBank Group Corp.; Partner at Nagashima Ohno & Tsunematsu; Director at Dream Incubator Inc.; and Director at TERUMO CORPORATION	SoftBank Group Corp. 1-7-1 Kaigan, Minato-ku, Tokyo 105-7537 Japan

Yuji Nakata**, a citizen of Japan	External Audit & Supervisory Board Member of SoftBank Group Corp.	SoftBank Group Corp. 1-7-1 Kaigan, Minato-ku, Tokyo 105-7537 Japan

Maurice Atsushi Toyama**, a citizen of the United States of America	External Audit & Supervisory Board Member of SoftBank Group Corp.	SoftBank Group Corp. 1-7-1 Kaigan, Minato-ku, Tokyo 105-7537 Japan

20

Keiichi Otsuka**, a citizen of Japan	External Audit & Supervisory Board Member of SoftBank Group Corp.; Director, Shizuoka Bank (Europe) S.A.; Representative of Otsuka CPA Office; Audit & Supervisory Board Member, TBK Co., Ltd.	SoftBank Group Corp. 1-7-1 Kaigan, Minato-ku, Tokyo 105-7537 Japan

Kazuko Kimiwada, a citizen of Japan	Corporate Officer, Senior Vice President of SoftBank Group Corp.	SoftBank Group Corp. 1-7-1 Kaigan, Minato-ku, Tokyo 105-7537 Japan

Timothy A. Mackey, a citizen of New Zealand	Corporate Officer, CLO & GCO of SoftBank Group Corp.	SoftBank Group Corp. 1-7-1 Kaigan, Minato-ku, Tokyo 105-7537 Japan

Seiichi Morooka, a citizen of Japan	Corporate Officer of SoftBank Group Corp.	SoftBank Group Corp. 1-7-1 Kaigan, Minato-ku, Tokyo 105-7537 Japan

*	Director
**	Corporate Auditor

21